April 18, 2008
Ms. Karen J. Garnett
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Proinvest Realty Fund, LLC
Registration Statement on Form S-l1
Commission File No. 333-144134
Dear Ms. Garnett:
We hereby request acceleration of the effective date of the referenced Registration Statement to April 21, 2008.
We hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration.

Sincerely,

/s/ Gerald Nels Olson
Gerald Nels Olson
Chairman of the Board of Managing Directors
Chief Executive Officer
cc:      Secore & Waller, LLP